Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                             [Bergen Brunswig Logo]
                          Bergen Brunswig Corporation
--------------------------------------------------------------------------------

                                 Goldman Sachs
                             22nd Annual Healthcare
                                   Conference
                                 June 13, 2001
--------------------------------------------------------------------------------

                          Bergen Brunswig Corporation


                                Robert E. Martini

                      Chairman and Chief Executive Officer

--------------------------------------------------------------------------------

                               Safe Harbor Clause

Some of the information in this presentation may constitute forward-looking statements which are subject to uncertainties which could cause actual results to differ materially from those projected or implied. These uncertainties are described in the Company's reports and exhibits filed with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

                         BBC Segments and Subsidiaries


--------------------   |
: Bergen Brunswig   :  |    Drug Company -- Leading distributor of products sold
:   Corporation     :  |    or used by institutional and retail pharmacies.
--------------------   |
|        |             |    Specialty Group -- Leading supplie of goods and
|        |             |    services to physicians in the nephrology, oncology,
|  -----------------   |    plasma, primary care, and vaccine healthcare
|  : Pharmaceutical :  |    segments.
|  :  Distribution  :--|
|  :     Segment    :  |
|  -----------------   |
|
|
|                      |    PharMerica -- Leading provider of institutional
|                      |    pharmacy care and pharmacy management services.
|  -----------------   |
|--:  PharMerica    :--|    PMSI -- Premier provider of direct pharmaceutical
   :    Segment     :  |    service to workers' compensation and catastrophic
   -----------------   |    care patients.

--------------------------------------------------------------------------------

                               Segment Net Sales*
                                    & EBITDA


                                YTD 2nd Quarter
                                    FY 2001


        Net Sales                                    EBITDA

[Pie chart showing 93%                 [Pie chart showing 80% Pharmaceutical
 Pharmaceutical Distribution            Distribution and 20% PharMerica]
 and 7% PharMerica]



            *Revenues before intersegment elimination and corporate
--------------------------------------------------------------------------------

        BBC Subsidiary                          * BBDC Divisions
        Divisions                               * BBSG Divisions
                                                * PharMerica Sites

               [Map of United States plus Puerto Rico and Hawaii showing BBDC Divisions, BBSG Divisions and PharMerica sites]
--------------------------------------------------------------------------------

                          Bergen Brunswig Corporation

-  Navigated Rough Waters in fiscal 2000
   -   Less than optimal credit for investment buying
   -   Certain divisions not providing sufficient return

-  Re-capitalized the business through
   -   Asset sales
   -   Refinanced debt

-  Re-focused on our core businesses

--------------------------------------------------------------------------------

                             BBC Fiscal 2001 Goals

-  Exceed revenue and earnings guidance of
   10% and 30%, respectively

-  Improve operating margins

-  Further monetize under performing assets

-  Continue to improve credit profile

-  Reinvest in short term, high return,
   predictable investments

--------------------------------------------------------------------------------

                          Bergen Brunswig Corporation


                                 Neil F. Dimick

                          Executive Vice President and
                             Chief Financial Officer

--------------------------------------------------------------------------------

                              Historical Strengths
        Pro Forma Excluding Special Charges and Discontinued Operations

REVENUE                                            EBITDA

[bar chart showing revenue growth]       [bar chart showing EBITDA growth]

--------------------------------------------------------------------------------

                                Credit Position

- Started fiscal 2001 with debt reduced to $1.1 billion
   -  Reduction of long-term debt in 4Q: 29%

- By 3/31/2001, $800 million revolver component of bank credit facility was unused
   -  To be used for investments in inventory

- Asset securitization program increased to $450 million for improved flexibility
   -  $300 million utilized at 3/31/2001

--------------------------------------------------------------------------------

                         Operating Results: Fiscal 2000

                           ($ in millions except EPS)

        Pro Forma Excluding Special Charges and Discontinued Operations


                        FY 2000       FY 1999          % Change
                        -------       -------          --------

Revenues*               $18,726       $16,138             16%

EBITDA                     $366          $312             17%

Interest Expense           $135           $67            101%

Earnings                    $80          $112            (28%)

EPS-Diluted               $0.60         $0.94            (36%)



*exclude bulk shipments

--------------------------------------------------------------------------------

                       Second Quarter Operating Results*

                           ($ in millions except EPS)

                        FY 2001       FY 2000          % Change
                        -------       -------          --------

Revenues**               $4,987       $4,573               9%

EBITDA                     $108          $98              11%

Interest Expense            $43          $30              43%

Earnings                    $28          $24              19%

EPS-Diluted               $0.21        $0.18              17%



*  Continuing operations
** Exclude bulk shipments

--------------------------------------------------------------------------------

                              Fiscal 2001 & Beyond

                          Major Industry Growth Drivers

        -   Aging of Americans

            - Increased Drug Utilization

        -   Brand to Generic Conversions

        -   Biotech Revolution

--------------------------------------------------------------------------------

                            Industry Growth Drivers

Aging of Americans

    -  35M people over 65 years old currently

    -  75M Baby Boomers

       -   Become elder boomers within the next
           decade

       -   Wealthy and well educated

           -   Less dependent on MediCaid

       -   High expectations for their health care

    -  Life expectancy continues to increase

--------------------------------------------------------------------------------

                             Industry Growth Drivers

Drug Utilization

                [bar chart showing drug utilization by the general population, 65-74 years and 75+ years]





                                Total Rx's/Year
                                                                    Source:
                                                                    National
                                                                    Ambulatory
                                                                    Medical Care
                                                                    Survey

--------------------------------------------------------------------------------

                            Industry Growth Drivers

Brand to Generic Conversion

   - Most significant patent expiration in history will take place over the next five years

   - Between 2001 and 2005, over $30 billion in branded products will move to generic

   -   Generics are 50% more profitable to the wholesaler

--------------------------------------------------------------------------------

                            Industry Growth Drivers

Biotech Revolution

  -  Growing pipeline of biotech drugs
     -  1,200 + biotech manufacturers
     -  369 new drugs in development

  -  New biotech based therapies are expensive

  -  Treatments are shifting to outpatient
     environment from the hospital setting

        "On the horizon is the richest pipeline of potential blockbuster biotech drugs in history."
                         - Warburg Dillon Read LLC 3/00

--------------------------------------------------------------------------------

                            Bergen Brunswig Segments


Positive Market Positions

    - Pharmaceutical Distribution Segment

      - Drug Company positioned to capitalize on market trends

      - Specialty Group developing its role in the Oncology Market

    - PharMerica

      -  Improving Business Dynamics

--------------------------------------------------------------------------------

                      Pharmaceutical Distribution Segment


                                   Net Sales


                [pie chart showing net sales by drug company (92%) and specialty group (8%)]

2nd quarter
YTD 2001

--------------------------------------------------------------------------------

                                  Drug Company


                                    |            Robust Distribution
                                    |                 Network
Market                              |
Trends                              |     - 29 Major Metropolitan Areas
                                    |     - Highly efficient, Low cost
     Pharmaceutical Growth ---------|     - High quality
                                    |     - Available capacity flexible:
                                    |       B2B, DTC, DTP
                                    |     - Diverse product selection
                                    |     - Speed to Market: New
                                    |       Product Placement (NPP)

--------------------------------------------------------------------------------

                                  Drug Company


                                    |           Customer Portfolio
Market                              |
Trends                              |     Retail 54%, Health Systems 46%
                                    |     - Chains: Longs, Publix, CVS
                                    |     - Mail Service: Merck-Medco,
                   Service ---------|       Advance PCS
                                    |     - Independents: United GPO,
                                    |       Good Neighbor Pharmacies
                                    |       - 2000+ independents
                                    |       - Ranked #7 in consumer
                                    |         preference

--------------------------------------------------------------------------------

                                  Drug Company


                                    |            Logistic Solutions
                                    |
Market                              |     - RightPak
Trends                              |       - Broad array of fastest
                                    |         moving products in
                Pharmacist ---------|         "ready to dispense"
                  Shortage          |         quantities/packaging
                                    |     - Central Fill
                                    |       - Off-site prescription filling
                                    |         on behalf of customers
                                    |

--------------------------------------------------------------------------------

                           Specialty Group: Oncology

                 "The cancer market remains one of the largest
                    untapped disease markets in the world."
               - PaineWebber US Portfolio Managers Spotlight 11/00


        -  Market for cancer drugs is estimated
           at $9 Billion
           -  Growing at 20% + per year

        -  75% of the medical oncologists are in
           private practice

        -  BBSG Currently serves 2,200+ active
           customers

--------------------------------------------------------------------------------

                           PharMerica Major Segments
                              Net Sales & EBITDA*


        Net Sales                                    EBITDA*

[Pie chart showing net sales of            [Pie chart showing EBITDA for long
79% for long term care and 21%              term care of 64% and 36% for
for workers' compensation]                  workers' compensation]


                              2nd Quarter YTD 2001


*EBITDA before corporate
expenses and special charges

--------------------------------------------------------------------------------

                                   PharMerica

Recent Events

- Renewal and expansion of Beverly
  contract
  - Five years totaling $1.05 Billion
  - Solidifies PharMerica's largest customer

- Tightened credit policies, enhanced
  collection practices
  - Generated improvements in cash collections and accounts receivable

-------------------------------------------------------------------------------

                         PharMerica - DSO Improvements


                [bar graph comparing gross DSO and net DSO for the fourth quarter in 1999 through the second quarter in 2001]

--------------------------------------------------------------------------------

                          Bergen Brunswig Corporation


Fiscal 2001 Progress

     - Meeting revenue expectations.

     - Improving operating margins with margin expansion going forward.

     - Controlling expenses at all levels.

     - Meeting profit expectations.

     - Reducing interest expense.

     - Maintaining sufficient liquidity to maximize returns.

     - Producing positive momentum with stable and predictable outcomes.

--------------------------------------------------------------------------------

                           AmeriSource-Bergen Merger


Focused Business Strategy

     - Pharmaceutical Distribution - $35 billion annual revenue

     - Both customer service driven

     - Value Added Solutions
       - American Health Packaging
       - ASD Specialty Heathcare
       - Good Neighbor Pharmacy & Family Pharmacy
       - Pharmacy Healthcare Solutions

     - PharMerica

     - Continuous Productivity & Quality Improvement


[AmeriSource Logo]                      [Bergen Logo]

--------------------------------------------------------------------------------

                           AmeriSource-Bergen Merger


Synergies

  - $125 million in savings by end of third year
    - Rationalization of distribution network
    - Consolidation of corporate staffs
    - Purchasing efficiencies, especially generics

  - Other opportunities for synergies
    - Working capital savings
    - Access to lower cost capital
    - Cost Avoidance


[AmeriSource Logo]                       [Bergen Logo]

--------------------------------------------------------------------------------

                            Additional Information &
                          Participants in Solicitation


         In connection with their proposed merger, AmeriSource-Bergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmeriSource-Bergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

         AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                   [Bergen Brunswig Corporation logo omitted]